February 8, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549 USA

Dear Sirs:

Re: Energy Quest Inc. (formerly Syngas International Corp)

We are the former independent auditors for Energy Quest Inc., and as of February 6, 2008 we resigned our appointment as principal accountants. We have read item 4.01 which is disclosed in the Company’s Current Report on Form 8-K, which the Company expects to file with the Securities and Exchange Commission on or around February 8, 2008, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no other basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

/s/ “Morgan & Company” Chartered Accountants